OSISKO REPORTS SECOND QUARTER 2019 RESULTS

Montréal, July 31, 2019 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the second quarter of 2019.

Highlights

  Revenues from royalties and streams of $33.8 million compared to $32.9 million in Q2 2018;

  Generated cash flows from operating activities of $21.4 million compared to $19.7 million in Q2 2018;

  Earned 19,651 gold equivalent ounces1 ("GEOs") compared to 20,506 in Q2 2018;

  Adjusted earnings2 of $8.2 million, $0.05 per basic share2 compared to $3.7 million, $0.02 per basic share in Q2 2018;

  Net loss of $6.5 million, $0.04 per basic share compared to $0.5 million, $0.00 per basic share in Q2 2018;

  Recorded cash operating margins3 of 90% from royalty and stream interests, generating $30.3 million in operating cash flow in the second quarter, in addition to a quarterly cash operating margin of $1.2 million from offtake interests;

  Orion's ownership of Osisko's issued and outstanding common shares was reduced from 19.5% to 6.2%;

  Construction of the Eagle gold mine of Victoria Gold Corp. has reached 95% completion rate;

  Closed a senior-secured bridge credit facility together with certain secured lenders and key stakeholders to Stornoway Diamond Corporation ("Stornoway") to support Stornoway during its strategic review process (up to $2.8 million attributable to Osisko);

  Held $83.6 million in cash, $281.9 million in equity investments4 and up to $450 million availability of undrawn credit facility as at June 30, 2019; and

  Declared a quarterly dividend of $0.05 per common share paid on July 15, 2019 to shareholders of record as of the close of business on June 28, 2019.

For more details, please refer to the Management's Discussion and Analysis for the three and six months ended June 30, 2019.

Recent Performance

Sean Roosen, Chair and Chief Executive Officer, commented on the activities of the second quarter of 2019: "We are very pleased to have completed one of the most significant share repurchase transactions in our sector during the quarter, having repurchased 8% of our outstanding shares.  Since its inception in June 2014, Osisko has returned $320 million to its shareholders through dividends and share buy backs. We believe Osisko is now very well positioned, with the gold price currently rallying at six-year highs, to benefit from substantial growth within its royalty and stream portfolio and deliver growth in our per share metrics over the next years."

Orion Transaction

Betelgeuse LLC ("Orion"), a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners, closed a secondary offering, pursuant to which a syndicate of underwriters purchased from Orion, on a bought deal basis an aggregate of 9,027,500 common shares ("Secondary Offering") of Osisko at an offering price of $14.10 per common share5. Concurrently, Osisko has agreed to purchase for cancellation 12,385,717 of its common shares from Orion ("Share Repurchase") at the same price as the Secondary Offering for a total of $174.6 million (satisfied in cash and direct transfer of certain equity securities held by Osisko). The purchase price per common share to be paid by Osisko under the Share Repurchase was determined to be the Secondary Offering Price. Payment from Osisko to Orion consisted of a combination of cash ($129.5 million) and the direct transfer of investments in associates and other investments held by Osisko ($45.1 million).

Benefits of the transaction to Osisko:

  8% reduction in the number of Osisko's issued and outstanding common shares at an attractive price, resulting in an immediate positive impact on Osisko's earnings per share and cash flow per share;
  Monetization of certain less liquid equity positions held by Osisko;
  Overall reduction in the weight of Osisko's equity portfolio in relation to the overall size of the business;
  Positive impact on demand from index funds; and
  Reduction in expected annual dividend payments by $2.5 million.

On June 28, 2019, Osisko and Orion completed the first tranche of the Share Repurchase. A total of 7,319,499 common shares of Osisko were acquired from Orion and subsequently cancelled. A portion of the purchase price of $103.2 million for the first tranche of the Share Repurchase was paid in cash (from the sale of all of the common shares held by Osisko in Dalradian Resources Inc. to another entity managed by Orion Resource Partners) and a portion was paid in the form of the transfer from Osisko to Orion of investments in associates and other investments.

The second tranche of the Share Repurchase closed on July 15, 2019 for the acquisition and cancellation of 5,066,218 common shares of Osisko. The purchase price of $71.4 million was paid in cash (from the sale of all of the common shares held by Osisko in Victoria Gold Corp. to another entity managed by Orion Resource Partners). During the three months ended September 30, 2019, a gain of $1.7 million will be recognized in the consolidated statement of income (loss) for the difference between the carrying value of the Victoria shares (presented as asset held of sale as at June 30, 2019) and the liability for share repurchase.

Company	Settlement	First Tranche Value	Second Tranche Value

Dalradian Resources Inc.	Cash	$58.1 million
Victoria Gold Corp.	Cash		$71.4 million
Aquila Resources Inc.	Transfer	$9.7 million
Highland Copper Company Inc.	Transfer	$3.0 million
Other investments	Transfer	$32.4 million

		$103.2 million	$71.4 million

The transaction costs related to the Share Repurchase and Secondary Offering were reimbursed by Orion.

Outlook

Osisko's 2019 outlook on royalty, stream and offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana Gold Inc. and Agnico Eagle Mines Limited, for the Éléonore mine published by Newmont Goldcorp Corporation, and for the Renard mine published by Stornoway Diamond Corporation. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the Mantos Blancos mine, or uses management's best estimate.

Attributable GEOs for 2019 remains unchanged from previous guidance. GEOs and cash margin by interest are estimated as follows:

	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)

Royalty interests	54,700	61,100	99.9
Stream interests	28,000	31,300	65.5
Offtake interests	2,300	2,600	1.2
	85,000	95,000

For the 2019 guidance, silver, diamonds and cash royalties have been converted to GEOs using commodity prices of US$1,300 per ounce of gold, US$15.50 per ounce of silver and US$95 per carat for diamonds from the Renard mine (blended sales price) and an exchange rate (US$/C$) of 1.30.

Q2 2019 Results Conference Call

Osisko will host a conference call on Thursday, August 1, 2019 at 10:00 am EDT to review and discuss its Q2 2019 results.

Those interested in participating in the conference call should dial in at 1 (877) 223-4471 (North American toll free), or 1 (647) 788-4922 (international). An operator will direct participants to the call.

The conference call replay will be available from 1:00 pm EDT on August 1, 2019 until 11:59 pm EDT on August 8, 2019 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1 (416) 621-4642, access code 9189095.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. As of July 31, 2019, 142,971,526 common shares were issued and outstanding. Osisko also owns a portfolio of publicly held resource companies, including a 32.6% interest in Barkerville Gold Mines Ltd., a 16.6% interest in Osisko Mining Inc. and a 19.9% interest in Falco Resources Ltd.

Osisko's head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Joseph de la Plante Vice President, Corporate Development Tel. (514) 940-0670 jdelaplante@osiskogr.com

Notes:

(1) GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Gold(i)	$1,309	$1,306	$1,307	$1,318
Silver(ii)	$15	$17	$15	$17

Exchange rate (US$/Can$)(iii)	1.3377	1.2911	1.3336	1.2781

(i) The London Bullion Market Association's pm price in U.S. dollars

(ii) The London Bullion Market Association's price in U.S. dollars

(iii) Bank of Canada daily rate

(2) "Adjusted earnings" and "Adjusted earnings per basic share" are not recognized measures under the International Financial Reporting Standards ("IFRS").  Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of the Management's Discussion and Analysis for the three and six months ended June 30, 2019.

(3) Cash operating margin, which represents revenues less cost of sales, is a non-IFRS measure. The Company believes that this non-IFRS generally accepted industry measure provides a realistic indication of operating performance and provides a useful comparison with its peers. The following table reconciles the cash margin to the revenues and cost of sales presented in the consolidated statements of income and related notes:

(In thousands of dollars)	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$

Revenues	131,606	137,819	232,332	263,433
Less: Revenues from offtake interests	(97,825)	(104,968)	(165,051)	(197,997)
Revenues from royalty and stream interests	33,781	32,851	67,281	65,436

Cost of sales	(100,093)	(108,290)	(170,197)	(201,957)
Less: Cost of sales of offtake interests	96,642	104,118	163,152	194,722
Cost of sales of royalty and stream interests	(3,451)	(4,172)	(7,045)	(7,235)

Revenues from royalty and stream interests	33,781	32,851	67,281	65,436
Less: Cost of sales of royalty and stream interests	(3,451)	(4,172)	(7,045)	(7,235)
Cash margin from royalty and stream interests	30,330	28,679	60,236	58,201

	90%	87%	90%	89%

Revenues from offtake interests	97,825	104,968	165,051	197,997
Less: Cost of sales of offtake interests	(96,642)	(104,118)	(163,152)	(194,722)
Cash margin from offtake interests	1,183	850	1,899	3,275

	1%	1%	1%	2%

(4) Represents the estimated fair value based on the quoted prices of the investments in a recognized stock exchange as at June 30, 2019 and excluding Osisko's equity position in Victoria Gold Corp., which was presented as asset held for sale.

(5) On July 11, the secondary offering for 7,850,000 shares was closed and on July 18, the over-allotment option was exercised in full by the underwriters for 1,177,500 shares for an aggregate of 9,027,500 common shares of Osisko.

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs") are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the estimate of GEOs to be received in 2019, the growth of per share metrics and Osisko's ability to seize future opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results deriving from Osisko's royalties, streams and other interests to differ materially from those in forward-looking statements include, without limitation: influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko and exercise of third party rights affecting proposed investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko's ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd.
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2019	2018
	$	$

Assets

Current assets

Cash	83,589	174,265
Short-term investments	16,165	10,000
Amounts receivable	12,816	12,321
Other assets	967	1,015
	113,537	197,601

Asset held for sale	69,757	-
	183,294	197,601
Non-current assets

Investments in associates	225,855	304,911
Other investments	50,525	109,603
Royalty, stream and other interests	1,367,468	1,414,668
Exploration and evaluation	92,813	95,002
Goodwill	111,204	111,204
Other assets	11,801	1,657
	2,042,960	2,234,646

Liabilities

Current liabilities

Accounts payable and accrued liabilities	14,269	11,732
Dividends payable	7,146	7,779
Provisions	-	3,494
Liability for share repurchase	71,434	-
Lease liabilities	777	-
	93,626	23,005

Non-current liabilities

Long-term debt	326,050	352,769
Lease liabilities	9,733	-
Deferred income taxes	78,679	87,277
	508,088	463,051

Equity

Share capital	1,482,860	1,609,162
Warrants	18,072	30,901
Contributed surplus	36,182	21,230
Equity component of convertible debentures	17,601	17,601
Accumulated other comprehensive income	13,437	23,499
Retained earnings (deficit)	(33,280)	69,202
	1,534,872	1,771,595
	2,042,960	2,234,646

Osisko Gold Royalties Ltd.
Consolidated Statements of Income (Loss)
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$

Revenues	131,606	137,819	232,332	263,433

Cost of sales	(100,093)	(108,290)	(170,197)	(201,957)
Depletion of royalty, stream and other interests	(11,825)	(13,271)	(24,201)	(26,501)
Gross profit	19,688	16,258	37,934	34,975

Other operating expenses
General and administrative	(4,632)	(5,197)	(10,566)	(9,650)
Business development	(1,786)	(1,508)	(3,524)	(2,673)
Impairment of assets	-	-	(38,900)	-
Operating income (loss)	13,270	9,553	(15,056)	22,652

Interest income	820	1,048	1,992	2,540
Dividend income	100	50	100	50
Finance costs	(5,792)	(6,261)	(11,539)	(12,895)
Foreign exchange gain (loss)	(491)	65	(1,612)	252
Share of loss of associates	(8,780)	(1,022)	(10,542)	(2,419)
Other losses, net	(5,298)	(1,620)	(5,333)	(4,201)
Earnings (loss) before income taxes	(6,171)	1,813	(41,990)	5,979
Income tax recovery (expense)	(376)	(1,302)	8,894	(3,158)
Net earnings (loss)	(6,547)	511	(33,096)	2,821

Net earnings (loss) per share
Basic	(0.04)	-	(0.21)	0.02
Diluted	(0.04)	-	(0.21)	0.02

Osisko Gold Royalties Ltd.
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018
	$	$	$	$

Operating activities
Net earnings (loss)	(6,547)	511	(33,096)	2,821
Adjustments for:
Share-based compensation	1,520	2,356	4,221	3,029
Depletion and amortization	12,166	13,313	24,826	26,585
Impairment of assets	-	-	38,900	-
Finance costs	1,791	1,726	3,474	3,344
Share of loss of associates	8,780	1,022	10,542	2,419
Net gain on acquisition of investments	(263)	-	(88)	(1,908)
Net loss on dilution of investments in associates	-	253	-	253
Net gain on disposal of investments	4,896	-	4,227	-
Change in fair value of financial assets at fair value through profit and loss	665	1,367	1,194	5,856
Deferred income tax expense	216	1,075	(9,266)	2,742
Foreign exchange loss (gain)	484	(487)	1,643	411
Settlement of restricted and deferred share units	(289)	(499)	(584)	(499)
Other	44	46	91	92
Net cash flows provided by operating activities before changes in non-cash working capital items	23,463	20,683	46,084	45,145
Changes in non-cash working capital items	(2,113)	(1,023)	16	(2,182)
Net cash flows provided by operating activities	21,350	19,660	46,100	42,963

Investing activities
Short-term investments	(3,111)	(500)	(16,230)	(1,000)
Acquisition of investments	(34,778)	(58,811)	(40,537)	(72,440)
Proceeds on disposal of investments	58,052	1,465	58,474	27,043
Acquisition of royalty and stream interests	-	(49,141)	(27,969)	(59,111)
Exploration and evaluation tax credits (expenses), net	(36)	99	150	1,193
Other assets	(320)	(65)	(475)	(83)
Net cash flows provided by (used in) investing activities	19,807	(106,953)	(26,587)	(104,398)

Financing activities
Exercise of share options and shares issued under the share purchase plan	585	76	6,268	190
Issue expenses	-	-	-	(186)
Financing fees	-	-	-	(379)
Repayment of long-term debt	-	(51,820)	(30,000)	(51,820)
Principal elements of lease payments	(208)	-	(382)	-
Common shares acquired and cancelled through a share repurchase	(58,052)	-	(58,052)	-
Normal course issuer bid purchase of common shares	-	(1,653)	(11,901)	(21,986)
Dividends paid	(7,504)	(6,446)	(13,802)	(13,993)
Other	190	-	190	-
Net cash flows used in financing activities	(64,989)	(59,843)	(107,679)	(88,174)
Effects of exchange rate changes on cash and cash equivalents	(1,076)	3,150	(2,510)	4,535
Decrease in cash and cash equivalents	(24,908)	(143,986)	(90,676)	(145,074)
Cash and cash equivalents - beginning of period	108,497	332,617	174,265	333,705
Cash and cash equivalents - end of period	83,589	188,631	83,589	188,631

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